RECEIVED
2008 AUG 26 A 10:

[redacted]

08004487

PROCESSED
AUG 28 2008
THOMSON REUTERS

SUPPL

Office of International Corporate Finance-
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

August 13, 2008

Ref.: **<u>Rule 12g3-2(b) File No. 82-4970</u>**

The enclosed Ad-hoc Press Releases are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Austrian Airlines AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

AUSTRIAN AIRLINES AG

Dr. Prisca Havranek-Kosicek
Corporate Subsidiaries & IR

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T:\EIR\VORLAGEN\SEC-BRIEF-NEU.DOC

Austrian

August 13, 2008

Ad-Hoc Release

ÖIAG STARTS TENDER PROCESS FOR SHARES IN AUSTRIAN AIRLINES AG

Austrian Airlines will support the process

With announcements in the Austrian daily paper "Wiener Zeitung" and the European issue of the English paper "Financial Times", Österreichische Industrieholding Aktiengesellschaft (ÖIAG) has started today the tender process for selling the 42.75% shareholding in Austrian Airlines. The Austrian Government has given the go-ahead yesterday for the search for an appropriate investor by issuing the privatization mandate. The privatization mandate entitles ÖIAG to sell up to 100% of its shares, ensuring an Austrian core shareholder structure with a participation of 25% plus one share. Austrian Airlines will support the process

ÖIAG has retained the international investment bank Merrill Lynch as exclusive financial advisor with regard to the potential sale of its interest in Austrian Airlines to an appropriate investor. Interested parties are invited to submit a written statement of their interest in the Transaction to Merrill Lynch by no later than August 24, 2008. After the signing of a Confidentiality Agreement, an Information Package pertaining to the Company and the Process Letter detailing the terms and conditions for participation will be made available to interested parties. Consequently, within the scope of the privatization mandate, obtaining strategic concepts in the context of indicative offers, the selection of individual investors based on submitted indicative offers, further due diligence audits and closing negotiations of contracts with the remaining investors are planned.

For further information:
Österreichische Industrieholding AG: Anita Bauer, Dresdner Strasse 87, 1201 Wien, Tel.: +43/1/711 14-240, Mobil: +43/664/13 40 333, anita.bauer@oiag.at, www.oiag.at.

Investor Relations, Dr. Prisca Havranek-Kosicek, , Austrian Airlines AG, Tel.: +43 (0)5 1766 - 13311, Fax: +43 (0)5 1766 13899, e-mail: prisca.havranek-kosicek@austrian.com

Konzernkommunikation / Corporate Communications - AUSTRIAN AIRLINES GROUP : Livia DANDREA-BÖHM / Patricia STRAMPFER / Pia STRADIOT / Michael BRAUN Tel: +43 (0) 51766 11231 / Fax: +43 (0) 1 688 65 26, livia.dandrea@austrian.com / patricia.strampfer@austrian.com, pia.stradiot@austrian.com; michael.braun@austrian.com; www.austrian.com
Eigentümer, Herausgeber, Vervielfältiger: Austrian Airlines AG, Bereich Konzernkommunikation / Corporate Communications Division of the Austrian Airlines Group, Office Park 2 A-1300 Vienna-Airport, P.O.Box 100, Tel: +43 (0) 51766, mailto:public.relations@austrian.com
Die Angaben zur Offenlegung gemäß §§ 24 und 25 Mediengesetz sind unter www.austrian.com auffindbar / Please find further information concerning the disclosure according to §§ 24 and 25 Media Act on www.austrian.com

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